EXHIBIT 99.9
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Rio Tinto releases findings of external Progress Review on
workplace culture
20 November 2024
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto today published the findings of an independent, external Progress Review on its work to deliver sustained workplace cultural change across its global operations.
Two years into a long-term cultural change program, the review found that progress is being made with promising signs of improved culture, innovation, and performance. However, it revealed mixed results, with concerning behaviours persisting in some areas and requiring sustained attention to address effectively.
Rio Tinto Chief Executive Jakob Stausholm said: “People are still experiencing behaviours and attitudes in our company that are unacceptable and harmful. I am greatly troubled by this and sincerely apologise on behalf of our leadership team to anyone affected. I want to thank everyone across our business who has shown the courage to speak up, as your honesty will guide our ongoing efforts to become an organisation where every day is safe, respectful, and productive for everyone.
“I am proud and greatly encouraged by the genuine effort across Rio Tinto to change and to make
Everyday Respect part of our daily conversations, and by the fact that this Progress Review shows the majority of our people believe we are heading in the right direction. The review also shows that while progress is being made, achieving the sustained change we want to see in our culture will require ongoing focus and effort. My message today is that we will stay the course.”
The Progress Review was conducted by former Australian Sex Discrimination Commissioner Elizabeth
Broderick, who undertook the Everyday Respect review of workplace culture that Rio Tinto publicly released in 2022. It found that Rio Tinto's response to the Everyday Respect Report is gaining momentum throughout the company and has established a solid foundation for building a more diverse workforce and inclusive culture.
Elizabeth Broderick said: “I applaud Rio Tinto’s continued leadership and commitment to transparency in driving cultural change. This is a significant undertaking in a global company with a growing and dynamic workforce, diverse roles and complex working environments.
“Two years on, the progress is evident and there is an ongoing commitment to this work. I am not surprised to see some areas where results haven’t improved, this is a normal part of the cultural change process. With sustained focus from Rio Tinto, we should expect to see the positive change spread over time.”
Findings of the Progress Review include:
•The 26 recommendations outlined in the 2022 Everyday Respect Report have been largely implemented, with longer-term actions, such as continued investment in facilities, ongoing.
•People continue to experience harmful behaviours at Rio Tinto’s workplaces (see below for more details)
•Around half of survey respondents reported a perceived improvement in relation to bullying
(50%), sexual harassment (47%) and racism (46%), compared to 8% who thought bullying had become worse, 2% who thought sexual harassment had become worse and 4% who thought racism was worse. A majority of respondents expressed confidence the company will make a meaningful difference in these areas in coming years.
•People are more empowered to speak up and Everyday Respect is now widely considered a normal conversation within the company, which is a critical step for culture change.
•The survey data in this Progress Review is a lagging indicator, suggesting that the full benefit of the changes made in this time are yet to be fully experienced by the Rio Tinto workforce.
While recognising this progress and the clear commitment of many of Rio Tinto’s people and leaders to create a safer, more inclusive and respectful organisation, the study showed that people continued to experience harmful behaviours in Rio Tinto’s workplaces over the past year, including:
•Eight people reported experiencing actual or attempted sexual assault or rape, compared to five people in 2021. Thirty-two people reported experiencing pressure or requests for sex or sexual acts, compared to 37 people in 2021. The majority of people in both cases were women.
•7% of respondents reported experiencing sexual harassment (the same as in 2021).
•39% of respondents reported experiencing bullying (compared to 31% in 2021)
•7% of respondents reported experiencing racism (the same number as in 2021, when comparing racism behaviours to those included in the 2021 survey).
Building on the 26 Everyday Respect recommendations, and guided by the insight from the Progress
Review, Rio Tinto has shaped the next stage of its plan to further embed existing interventions and accelerate change focused around three priority areas: equipping frontline leaders to drive change, building buy-in for change across all areas of our workforce and securing and retaining diverse talent.
Key actions include:
•Integrating ongoing listening to business processes through four Employee Resource
Groups (doubling to eight early in 2025) and more than 20 Village Councils; and through our twice-yearly People Survey.
•Further embedding our new performance management process by linking career progression and remuneration to how people behave according to our “Values in Action”
framework, equally to what they have achieve.
•Deepening people leadership capability, with all operational leaders and site leadership teams to undertake Values, Mindsets and Behaviours training by the end of 2026.
•Driving sustainable improvements in workforce diversity, with progress on gender balance linked to end of year bonuses to drive sustainable year on year improvement.
•Accelerating cultural inclusion activities, including extending our Cultural Connections
Program from Australia, where employees have already benefitted by deepening their understanding of Indigenous history and culture, to Canada in 2025.
•Further education about harmful behaviours including sexual harassment, bullying and racism, with more than 90% of Rio Tinto employees and contractors to complete redesigned mandatory Code of Conduct training, in line with Everyday Respect, by the end of 2025.
•The communication of case studies of harmful behaviour to encourage discussion and learning will be widened, through the roll out of ‘Purple Banners’ - a communications tool developed in Iron Ore that is modelled on the sharing of safety incidents.
•Further improvement to the reporting and resolution process for people experiencing harmful behaviours, including reducing timeframes and increasing transparency.
•Inclusion of all contractors for relevant Everyday Respect training and listening programs, where practical.
•Further facility upgrades through building on our investment to date to improve facilities at sites, with further significant investment planned, alongside publishing clear principles in facilities design and requirements in line with our Code of Conduct.
Over 11,600 individual contributions of experiences, views and insights were made to the Progress
Review process. This extensive feedback was gathered through multiple channels: a comprehensive online survey reaching 10,000 participants, listening sessions - both virtual and in-person - involving more than 1,300 people, and more than 340 detailed written submissions. To gain firsthand perspectives and ensure a truly global assessment, researchers conducted on-site visits to Rio Tinto's operations around the world, including diverse locations in Mongolia, Canada, USA, New Zealand and
Australia.
The full Progress Review report can be viewed here.
View source version on businesswire.com: https://www.businesswire.com/news/
home/20241119163070/en/
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